Aflac Incorporated 1st Quarter 2015 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2015	2014
Fixed charges:
Interest expense(1)	$82,657	$80,268
Interest on investment-type contracts	13,649	14,327
Rental expense deemed interest	133	165
Total fixed charges	$96,439	$94,760
Earnings before income tax(1)	$1,012,349	$1,103,575
Add back:
Total fixed charges	96,439	94,760
Total earnings before income tax and fixed charges	$1,108,788	$1,198,335
Ratio of earnings to fixed charges	11.5x	12.6x
(1)Excludes interest expense on income tax liabilities